SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D

                             (Amendment No. 1)

                 Under the Securities Exchange Act of 1934

                         GUARDSMAN PRODUCTS, INC.
                             (Name of Issuer)

                       COMMON STOCK $1.00 PAR VALUE
                      (Title of Class of Securities)

                                401489-10-9
                              (CUSIP Number)

                              James L. Sadler
                             7310  37th Avenue
                          Moline, Illinois 61265
                               (309) 792-3555
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                               MARCH 4, 1996
          (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with this statement [ ]

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

________________________________________________________________________________











1)   Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above
     Persons

                        James L. Sadler ###-##-####
________________________________________________________________________________
2)   Check the Appropriate Row if a Member of a Group (See Instructions)
     (a)____
     (b)____
________________________________________________________________________________

3)   SEC Use Only
________________________________________________________________________________

4)   Source of Funds     oo
________________________________________________________________________________

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ____

________________________________________________________________________________

6)   Citizenship or Place of Organization         United States of America

________________________________________________________________________________

     Number of                (7)  Sole Voting Power                757,880
     Shares Beneficially      __________________________________________________
     Owned by
     Each                     (8)  Shared Voting Power                 0
     Reporting                __________________________________________________
     Person With
                              (9)  Sole Dispositive Power           757,880
                              __________________________________________________

                              (10) Shared Dispositive Power            0
________________________________________________________________________________

11)  Aggregate Amount Beneficially Owned by Each Reporting Person   757,880
________________________________________________________________________________

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares _________
________________________________________________________________________________

13)  Percent of Class Represented by Amount in Row (11)              7.86%
________________________________________________________________________________

14)  Type of Reporting Person (See Instructions)                       IN
________________________________________________________________________________



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ITEM 1.  SECURITY AND ISSUER

     This statement relates to the $1.00 par value common stock of Guardsman Products, Inc. (the "Company"), whose executive offices are located at 3300 Orchard Vista Dr., S.E., Suite 200, Grand Rapids, Michigan 49501.

ITEM 2.  IDENTITY AND BACKGROUND

     (a)  Name:   Mr. James L. Sadler
     (b)  Business address:  7310  37th Avenue, Moline, Illinois 61265
     (c)  Mr. James L. Sadler is retired.
     (d) Mr. James L. Sadler has not been convicted in a criminal proceeding during the previous five years.
     (e) Mr. James L. Sadler has not been a party in a civil or administrative proceeding involving an alleged violation of any state or federal securities laws during the previous five years.
     (f)  Mr. James L. Sadler is a citizen of the United States of America.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The securities were acquired as consideration for the sale and merger of Mr. Sadler's business, Moline Paint Manufacturing Co. into a subsidiary of Issuer.

ITEM 4.  PURPOSE OF TRANSACTION

     Mr. Sadler plans to hold the shares acquired pursuant to Item 3 for investment. Mr. Sadler does not have any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4, Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) Mr. James L. Sadler owns a total of 757,880 shares of the Company's common stock; 7,880 of these shares are options that are fully vested but unexercised.

     (b) The shares owned by Mr. James L. Sadler represent 7.86 percent of the outstanding shares of common stock of the Company.

     (c)  Not applicable.

     (d)  Not applicable.

     (e)  Not applicable.




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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
RESPECT TO SECURITIES OF THE ISSUER

     Pursuant to a Stockholder Agreement dated August 31, 1994, between James L. Sadler and Guardsman Products, Inc., Mr. Sadler has given an irrevocable proxy to the Issuer for a period of eight (8) years to vote Mr. Sadler's stock in the same proportions as all other voting stockholders of Issuer. The Stockholder Agreement has been amended to remove these voting restrictions.

     Pursuant to an Agreement and Plan of Merger, dated July 15, 1994 between Moline Paint Manufacturing Co. and Guardsman Illinois, Inc. and joined in by Guardsman Products, Inc. and James L. Sadler and John H. Sadler, certain contingency payments may be required if a certain stock price is not achieved within four (4) years or the current dividend level is not maintained. These provisions may be considered by certain persons to be guaranteed profit provisions.

     In connection with the execution of an Agreement and Plan of Merger dated March 4, 1996 (the "Merger Agreement") among Guardsman Products, Inc. (the "Company"), Lilly Industries, Inc. ("Parent") and LP Acquisition Corporation, a wholly owned subsidiary of Parent ("Purchaser"), James L. Sadler and John H. Sadler (the "Major Shareholders") have each entered into identical letter agreements with Parent regarding their respective Shares (each, a "Letter Agreement"). A form of the Letter Agreement is attached as Appendix A. In the Letter Agreement, each Major Stockholder agrees (i) to validly tender into the Offer, and not withdraw, all Shares beneficially owned by him; (ii) if requested by Parent, to vote all of his Shares in favor of the transactions contemplated by the Merger Agreement, and against any action or arrangement that would interfere with the successful completion of those transactions; (iii) to not sell, transfer or grant voting rights with respect to, or agree to sell, transfer or grant voting rights with respect to, any of his Shares other than as part of the transactions contemplated by the Merger Agreement, and likewise to not purchase any additional Shares while those transactions are pending; and
(iv) to not solicit or encourage the making of any other proposal intended to lead to the acquisition of his Shares or any other extraordinary transaction involving the Company. The Letter Agreement provides that it will remain in effect until the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are successfully completed or the Merger Agreement is terminated (either by Parent or the Company) in accordance with its terms.

          In the Letter Agreements Parent agrees to indemnify and hold the Major Stockholders harmless from and against any and all claims by third parties or Parent (and its affiliates), judgments, fines, penalties, liabilities, fees and expenses (including, without limitation, reasonable attorneys' fees) that may be asserted against or incurred by the Major Stockholders in connection with their entering into the Letter Agreements or their compliance with the terms thereof, except that such indemnity

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would not protect them against (i) any violations of law (other than violations alleged to have occurred as a result of their compliance with the terms and conditions of the Letter Agreements) or (ii) any breach by them of their commitments in the Letter Agreements.

          In addition, each Major Stockholder has granted to Parent a proxy to vote his Shares in favor of approving the Merger and against any action, agreement or arrangement that would result in a breach of the Merger Agreement or delay or interfere with the Offer or the Merger. The proxy is irrevocable and terminates upon the first to occur of (i) consummation of the Merger, (ii) termination of the Merger Agreement in accordance with its terms and (iii) termination of the Letter Agreement by Parent.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

     The March 4, 1996 Letter Agreement is filed as Appendix A hereto.



































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                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  March 6, 1996              /S/ JAMES L. SADLER
                                   James L. Sadler









































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                                APPENDIX A


                               March 4, 1996



Mr. James L. Sadler
7310 37th Avenue
Moline, Illinois 61265

Dear Mr. Sadler:

          The Board of Directors of Guardsman Products, Inc. ("Guardsman") has been in discussion with Lilly Industries, Inc. ("Lilly") concerning the acquisition of Guardsman by Lilly. I am very pleased to inform you that Lilly is prepared to make a firm offer to purchase all of the outstanding stock of Guardsman at a price of $23.00 per share (the "Transaction"). The Transaction will be accomplished by a cash tender offer, to be followed by a merger at the same price, and is detailed in a definitive agreement intended to be entered into with Guardsman later today.

          As I am sure you can appreciate, Lilly and Guardsman have spent considerable amounts of time and money in pursuing this Transaction and we both believe it provides an extremely attractive opportunity for all Guardsman stockholders. However, in situations like this where one or a few holders own a significant percentage of a company's stock, it is appropriate to confirm the support of those holders before a transaction is officially agreed to and announced. In fact, we recognize you as an extremely important stockholder of Guardsman, and we will not proceed with the Transaction unless we have your support.

          If you do support the Transaction which Guardsman's Board of Directors has negotiated on behalf of all stockholders, we would ask that, as an inducement to us to enter into a definitive agreement providing for the Transaction, you evidence such support by committing to the following:

     1. To validly tender into the tender offer, and not withdraw, all shares of Guardsman stock that you beneficially own, which you represent to be approximately 757,880 shares all of which are owned free and clear of all liens.

     2. If requested by us, to vote all of your shares of Guardsman stock in favor of the described Transaction, and against any action or arrangement which would interfere with the successful completion of the Transaction.

     3. To not sell, transfer or grant voting rights with respect to, or agree to sell, transfer or grant voting rights with respect to, any of your shares of Guardsman stock other than as part of the

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          Transaction, and likewise to not purchase any additional shares of Guardsman while the Transaction is pending.

     4. To not solicit or encourage the making of any other proposal intended to lead to the acquisition of your shares of Guardsman stock or any other extraordinary transaction involving Guardsman.

          In consideration for your entering into this agreement, which you represent you are free to do without violating any commitments to any other party, we agree to indemnify you and hold you harmless from and against any and all claims by third parties or Lilly (and its affiliates), judgments, fines, penalties, liabilities, fees and expenses (including, without limitation, reasonable attorneys' fees) that may be asserted against you or incurred by you in connection with your entering into this letter agreement or your compliance with the terms hereof, provided that such indemnity would not protect you against (i) any violations of law (other than violations alleged to have occurred as a result of your compliance with the terms and conditions of this letter) or (ii) any breach by you of your commitments in this letter.

          To evidence your agreement with the foregoing, and to allow us to proceed with the contemplated transaction in reliance on such undertakings, please sign this letter in the place indicated below and sign the proxy attached to this letter, which proxy is coupled with an interest. Once signed, this letter will become our binding agreement unless both of us elect to modify or terminate it in writing. Your commitments will remain in effect until the described Transaction is successfully completed or the definitive agreement which we will sign with Guardsman is terminated (either by us or Guardsman) in accordance with its terms. Unless otherwise agreed by both of us in writing, our undertaking to indemnify and hold you harmless as set forth in the immediately preceding paragraph shall survive any termination of this agreement, the definitive agreement or the tender offer for a period of three years, although the indemnity will continue to cover any claims that may arise during that three-year period. This agreement will become void and of no effect if the referenced definitive agreement is not entered into before March 9, 1996. We thank you for your support.

                                   LILLY INDUSTRIES, INC.


                                   By /S/ ROMAN J. KLUSAS
                                      Roman J. Klusas
                                      Its Vice President and
                                        Chief Financial Officer
AGREED AND ACCEPTED AS OF THE
4TH DAY OF MARCH, 1996


/S/ JAMES L. SADLER
James L. Sadler
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